CUSIP No. 419352-10-9                                        Page 19 of 31 Pages


                                                                      EXHIBIT 13


                                 [ON LETTERHEAD]

December 23, 1999

The Board of Directors
Haven Bancorp, Inc.
615 Merrick Avenue
Westbury, NY  11590

Dear Sirs:

The PL Capital Group is opposed to the recently announced expansion of Haven's Board by two members. We believe this action is an inappropriate response to our recently announced intention to nominate two directors for election to Haven's Board at the next Annual Meeting of Shareholders, as stated in our December 10th Form 13D filing. We also find this move especially interesting in light of Philip Messina's letter to Richard Lashley dated June 28, 1999, that stated he was "not aware of any sense of urgency to expand our Board". We are also disappointed that the Board did not even deem it appropriate to interview Mr. Lashley for the Board seat, or to seek our, or to our knowledge other large shareholders', input on the nomination process. This appears to be a continuation of management's attempts to deflect attention away from the core issue of Haven's weak performance and shareholders right to expect the Board and management to be accountable.

Sincerely,

/s/ Richard Lashley                             /s/ John Palmer

Richard Lashley                                 John Palmer
Principal                                       Principal